[redacted]

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37710

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/2007** (MM/DD/YY) AND ENDING **03/31/2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

PROCESSED
JUN 12 2008
THOMSON REUTERS

NAME OF BROKER-DEALER:
Mizuho Securities USA Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1251 Avenue of the Americas, 33rd Floor
(No. and Street)

New York	**New York**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Kronenberg **(212) 209-9499**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name - *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAY 30 2008
Washington, DC
111

CHECK ONE:
- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Kronenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Mizuho Securities USA Inc., as of March 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Executive Director & Chief Financial Officer
Title

[signature]
Notary Public

DIANA PALANGIO
Notary Public
State of New Jersey
My Commission Expires Jul 15, 2009

This report** contains (check all applicable boxes):

x (a) Facing page.
x (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
(p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
(q) Supplementary Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Mizuho Securities USA Inc.

March 31, 2008

with Report of Independent Registered Public Accounting Firm

Mizuho Securities USA Inc.
Consolidated Statement of Financial Condition

March 31, 2008

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Mizuho Securities USA Inc.

We have audited the accompanying consolidated statement of financial condition of Mizuho Securities USA Inc. as of March 31, 2008. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of the Company at March 31, 2008, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

May 22, 2008

Mizuho Securities USA Inc.
Consolidated Statement of Financial Condition
March 31, 2008
(In thousands)

Assets		
Cash and cash equivalents	$	118,498
Securities segregated for regulatory purposes		25,630
Collateralized agreements:		
Securities purchased under agreements to resell		9,195,695
Securities borrowed		5,002,214
Securities owned, at fair value (including securities pledged of $3,760,225)		3,765,766
Receivable from brokers/dealers, clearing organizations and customers		4,517,755
Accrued interest receivable		49,167
Securities received as collateral, at fair value		4,152
Clearing and other deposits		194,483
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $29,894		20,296
Exchange memberships, at cost (market value of $26,996)		6,827
Other assets		20,416
Total assets	$	22,920,899
Liabilities & Stockholder's Equity		
Short-term bank loan	$	177,348
Collateralized agreements:		
Securities sold under agreements to repurchase		12,211,408
Securities loaned		1,659,264
Securities sold, not yet purchased, at fair value		2,374,179
Payable to brokers/dealers, clearing organizations and customers		6,108,430
Accrued interest payable		31,148
Obligations to return securities received as collateral, at fair value		4,152
Other liabilities		72,270
		22,638,199
Commitments and contingent liabilities		
Subordinated borrowings		50,000
Stockholder's equity		232,700
Total liabilities & stockholder's equity	$	22,920,899

See accompanying notes to consolidated statement of financial condition.

Mizuho Securities USA Inc.
Notes to Consolidated Statement of Financial Condition
March 31, 2008
(In thousands)

1. Organization and Basis of Presentation

The consolidated statement of financial condition includes the accounts of Mizuho Securities USA Inc. and its wholly-owned subsidiary, Mizuho Futures (Singapore) Pte Ltd ("MHFS") (collectively the "Company"). All material intercompany balances and transactions have been eliminated. The Company is a wholly-owned subsidiary of Mizuho Securities Co., Ltd ("MHSC"), which, in turn, is 89.81% owned by Mizuho Corporate Bank, Ltd. ("MHCB"), whose ultimate parent is Mizuho Financial Group, Inc. ("MHFG"), and 10.19% owned by Norinchukin Bank ("NB"). MHFG is a holding company listed on the Tokyo, Osaka, and New York Stock Exchanges and provides comprehensive financial services through its subsidiaries. NB is the central bank for Japanese agricultural, forestry, and fishery cooperative systems. The Company engages in material transactions with its affiliates.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission, a member of the Financial Industry Regulatory Authority, registered as a futures commission merchant with the U.S. Commodity Futures Trading Commission, and a member of the National Futures Association. The Company is a member of or has access to most major international futures exchanges, including the Chicago Mercantile Exchange Group, the NYMEX Division of the New York Mercantile Exchange, the NYSE Euronext Liffe markets in London, Paris and Amsterdam, Eurex AG and through MHFS, the Singapore Exchange. The Company is a Primary Dealer in U.S. Government securities. The Company's activities include securities and futures brokerage and the origination and trading of debt and equity securities.

2. Significant Accounting Policies

Securities Transactions
Securities owned and securities sold, not yet purchased, and contracts for financial futures and options are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices.

Collateralized Financing Transactions
Securities purchased under agreements to resell ("resale agreements") or sold under agreements to repurchase ("repurchase agreements") are recorded at contract price, plus

2. Significant Accounting Policies (continued)

accrued interest. They are accounted for as collateralized financing transactions except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. The Company's policy is to take possession of securities collateralizing resale agreements at the time such agreements are made. The Company provides securities to counterparties in order to collateralize repurchase agreements. The market value of the underlying collateral is reviewed daily and additional cash or other collateral is obtained or returned as necessary. Securities borrowed and securities loaned are recorded at the amount of cash or other collateral advanced or received by the Company, plus accrued interest. The Company monitors the market value of securities borrowed and loaned daily and obtains or returns additional collateral when necessary.

At March 31, 2008, the Company had obtained securities as collateral that could be repledged, delivered or otherwise transferred with a fair value of approximately $41,804,907. This collateral was generally received under resale agreements and securities borrowed transactions. Of these securities, approximately $41,803,355 were repledged, delivered or otherwise transferred, generally as collateral under repurchase agreements, securities lending agreements or to satisfy the Company's commitments under proprietary short sales.

When specific conditions are met, including the existence of a legally enforceable master netting agreement, resale agreements and securities borrowed are netted against repurchase agreements and securities loaned, respectively, on the consolidated statement of financial condition as permitted under Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts" and Interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements."

Included in securities segregated for regulatory purposes on the consolidated statement of financial condition are qualified securities, as defined, maintained in a special reserve bank account pursuant to SEC Rule 15c3-3.

2. Significant Accounting Policies (continued)

Translation of Foreign Currencies
The Company accounts for its transactions denominated in foreign currencies in accordance with Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation." Assets and liabilities denominated in foreign currencies are translated at the rate of exchange on the consolidated statement of financial condition date.

Property and Equipment
Property and equipment are depreciated on a straight-line basis over their estimated useful lives ranging from 3 to 10 years. Leasehold improvements are amortized over the shorter of the economic useful life of the asset or the remaining term of the lease.

Estimates
The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents, securities segregated for regulatory purposes, clearing and other deposits, securities owned, securities borrowed or purchased under agreements to resell, securities received as collateral and certain receivables are carried at fair value or contracted amounts which approximate fair value. Liabilities, including commitments for securities sold, not yet purchased, securities loaned or sold under agreements to repurchase, obligations to return securities received as collateral, certain payables, and subordinated borrowings are carried at fair value or contracted amounts approximating fair value.

(In thousands)

2. Significant Accounting Policies (continued)

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands the required disclosures about an entity's fair value measurements. Additionally, SFAS No. 157 eliminates the requirement to defer calculated profit or loss on transaction values that include unobservable inputs ('Day 1 profit and loss') and eliminates the use of block discounts for securities traded in an active market. SFAS No. 157 is effective for statements of financial condition issued for fiscal years beginning after November 15, 2007. The provisions of SFAS No. 157 should be applied prospectively upon initial adoption, except for the provisions that eliminate prior measurement guidance regarding block discounts and Day 1 profit or loss. Those changes should be applied retrospectively as an adjustment to the opening balance of retained earnings in the period of adoption. The Company is currently assessing the impact SFAS No. 157 will have on its consolidated statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to irrevocably choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. For any eligible items that exist at the effective date for which an entity chooses to elect the fair value option, the effect of the first remeasurement to fair value shall be reported as a cumulative-effect adjustment to the opening balance of retained earnings. The Company is currently assessing the impact SFAS No. 159 will have on its consolidated statement of financial condition.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments, which includes money market instruments and are carried at cost plus accrued interest, which approximates fair value.

(In thousands)

2. Significant Accounting Policies (continued)

Market and Credit Risk
The Company enters into transactions that involve varying degrees of both market and credit risk. The Company monitors its exposure to these risks on a daily basis through a variety of financial, security position and credit exposure reporting and control procedures.

Exchange Memberships
Memberships and stock in exchanges held for operating purposes are carried at cost.

Income Taxes
The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the consolidated statement of financial condition using the provisions of the enacted tax laws.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of U.S. government, government agency and corporate debt obligations. Securities sold, not yet purchased result in off-balance sheet risk as the Company's ultimate obligation is to acquire the securities at then prevailing market prices, which may exceed the amount reflected on the consolidated statement of financial condition.

Securities owned includes proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparties to sell or repledge the securities to others.

4. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers

Amounts receivable from and payable to brokers/dealers, clearing organizations and customers at March 31, 2008 consist of the following:

	Receivables	Payables
Net payable for trades pending settlement	$ -	$ 277,885
Clearing organizations	291,797	12,674
Securities failed to deliver/receive	3,526,948	3,990,923
Futures customers	3,670	1,405,852
Other customers	2,693	6,294
Other	692,647	414,802
	$ 4,517,755	$ 6,108,430

4. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers (continued)

Net payable for trades pending settlement represents the contract price of securities to be delivered or received by the Company. Should a counterparty fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at March 31, 2008 approximates the amounts owed.

Trades pending settlement at March 31, 2008 were settled without a material effect on the Company's consolidated statement of financial condition.

Receivable from and payable to futures customers represent balances arising in connection with futures transactions, including gains and losses on open commodity futures contracts.

5. Subordinated Borrowing

Subordinated borrowing from MHSC, in the amount of $50,000, matures in April 2012. The borrowing has been approved for regulatory capital purposes and bears interest at a rate based on US dollar six-month LIBOR, plus a spread. At March 31, 2008, this borrowing bears interest at approximately 5.432%, which is variable based on changes in LIBOR (London Interbank Offered Rate) and resets on a semi-annual basis. This borrowing is subordinated to claims of general creditors, is covered by an agreement approved by the FINRA and the CME and is included by the Company for purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

(In thousands)

6. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. At March 31, 2008, the consolidated statement of financial condition included the following balances with affiliates:

Assets	
Cash and cash equivalents	$ 14,701
Securities purchased under agreements to resell	3,921,206
Receivables from brokers/dealers, clearing organizations and customers	163,872
Securities borrowed	1,488
Other assets	4,927
Liabilities	
Securities sold under agreements to repurchase	$ 1,735,000
Payables to brokers/dealers clearing organizations and customers	872,221
Securities loaned	10,249
Other liabilities	107,109

7. Employee Benefit Plan

Substantially all employees of the Company are covered by the Company's defined contribution benefit plan. The Company's contribution is determined under provisions of the plan.

8. Income Taxes

The Company files federal income tax returns on a separate company basis. The Company files various state and local income tax returns both on a combined basis and a separate company basis.

As of March 31, 2008, the Company had a deferred tax asset ("DTA") of $4,363, net of a valuation allowance of $1,933, which is included in other assets in the consolidated statement of financial condition. The net DTA consists primarily of accrued expenses not currently deductible for tax purposes. The valuation allowance of $1,933 is provided against the New Jersey Alternative Minimum Assessment ("AMA") credit carry-forward because management believes that it is more likely than not that this portion will not be realized.

Undistributed earnings of MHFS decreased by $1,213 for the year ended March 31, 2008. Those earnings are considered to be indefinitely reinvested and accordingly, no provision for

(In thousands)

8. Income Taxes (continued)

U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable. As of March 31, 2008 accumulated undistributed earnings of MHFS was $6,777.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109, ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's statement of financial condition and provides guidance on the recognition, de-recognition and measurement of benefits related to an entity's uncertain tax positions. Upon adoption of FIN 48, the Company's policy to include interest and penalties related to gross unrecognized tax benefits within its provision for income taxes did not change. There was no adjustment to retained earnings upon adoption of FIN 48 on April 1, 2007.

The Company is routinely examined by various tax authorities. During the year ended March 31, 2008, New York State tax authorities completed its examination of the combined state returns of the Company and an affiliate, Mizuho Capital Markets Corporation ("MCMC"), for the years ended 1998 through 2001. The resulting adjustments from the tax examination had no impact on the Company. Also during the year ended March 31, 2008, New York City tax authorities continue to examine the combined New York City returns of the Company and MCMC for the years ending 2000 through 2001. The Company believes that any potential adjustments from this audit and any adverse results would not have a material impact on the Company's unrecognized tax benefit balance within the next twelve months.

The Company's 2004 through 2007 tax years remain subject to examination by the Internal Revenue Service for U.S. federal tax purposes, and by the state and local tax authorities. There are no other on-going audits in other jurisdictions that are material to the Company's consolidated statement of financial condition.

9. Financial Instruments

Derivative Financial Instruments
In the normal course of business, the Company enters into a variety of derivative financial instrument transactions. These derivative financial instruments include forward and futures contracts, options on U.S. government securities, options on futures contracts and mortgage-backed to-be-announced transactions (TBAs). Derivative financial instruments are valued at fair value.

Futures contracts provide for the delayed delivery or purchase of securities at a specified future date at a specified price or yield. Futures contracts are exchange traded and cash

9. Financial Instruments (continued)

settlement is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions.

Options contracts allow the holder to purchase or sell financial instruments for cash at a specified price and within a specified period of time. As a seller of options, the Company receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial instruments underlying the option. Options on futures contracts are contracts that allow the owner of the option to purchase or sell the underlying futures contract at a specified price and within a specified period of time.

TBAs are forward contracts that give the purchaser/seller an obligation to obtain/deliver mortgage securities in the future. Market risk is substantially dependent upon the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

Financial Instruments with off-Balance Sheet Risk

In the normal course of business, the Company executes and clears futures, forwards, physicals, options and securities transactions for the accounts of its customers, primarily financial institutions and affiliates. Such transactions may expose the Company to off-balance sheet risk in the event the customer is unable to satisfy its obligations, and the Company has to purchase or sell the underlying financial instrument at a loss.

In collateralized financing transactions, the Company uses securities as collateral for various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

Certain futures and options transactions are introduced to other clearing brokers. As such, the Company guarantees to the respective clearing houses or other brokers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges at which contracts are traded. Exchange-traded financial instruments, such as futures and options, generally do not give rise to significant unsecured counterparty exposure.

(In thousands)

9. Financial Instruments (continued)

Concentrations of Credit Risk

The Company is engaged in various other trading and brokerage activities. Counterparties primarily include brokers/dealers, banks and other institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review the credit standing of each counterparty on a periodic basis.

10. Commitments and Contingencies

The Company has minimum annual rental commitments for office spaces under non-cancelable leases with initial terms in excess of one year, as follows:

Fiscal Year	Amount
2008	$ 3,560
2009	3,533
2010	3,545
2011	2,571
2012	1,823
Thereafter	7,429
	$ 22,461

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance. In addition, minimum commitments have not been reduced by future sublease rental income of $2,095.

At March 31, 2008, the Company had underwriting commitments on corporate debt securities in the amount of $77,750.

The Company entered into an agreement with the New Jersey Economic Development Authority to receive Business Employment Incentive Grants. As of March 31, 2008 the cumulative amount of grants the Company has recorded is $3,559. Pursuant to the agreement, the Company must continuously maintain at least 25 employees in its Hoboken, New Jersey office until November 30, 2016 in order to receive future grants and retain the grants received. The Company currently has employees in excess of this threshold.

(In thousands)

10. Commitments and Contingencies (continued)

In the normal course of business, the Company is subject to pending legal actions and proceedings. The company believes that the outcome of any of these matters will not have a material adverse effect on its consolidated financial condition.

11. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by Rule 15c3-1. This method requires that minimum net capital not be less than the greater of $500 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3, plus excess margin collected on securities received on resale agreements, as defined, or 8% of total risk margin requirement for all positions carried in futures customer accounts, plus 4% of total risk margin requirement for all positions carried in futures non-customer accounts pursuant to the Commodity Exchange Act.

At March 31, 2008, the Company's net capital of $166,647 was $111,501 in excess of required net capital. Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain limitations and other provisions of the net capital rules of the SEC and other regulators.

MHFS is also subject to capital adequacy requirements. As of March 31, 2008, this subsidiary was in compliance with its local capital adequacy requirements.

(In thousands)

12. Assets Segregated or Held in Separate Accounts

Included in the consolidated statement of financial condition are assets segregated or held in separate accounts under the Commodity Exchange Act at March 31, 2008 as follows:

Cash and cash equivalents	$	56,132
Securities purchased under agreements to resell		473,736
Securities borrowed		176,639
Securities owned		125,000
Receivables from brokers/dealers, clearing organizations and customers		157,140
Total	$	988,647

Assets are also segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. At March 31, 2008, securities at fair value of $25,630 were segregated under this Rule, and are reflected in securities segregated for regulatory purposes on the consolidated statement of financial condition.

END